Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following press release was issued by Bristol-Myers Squibb Company on February 22, 2019.

Bristol-Myers Squibb Announces Filing of Definitive Proxy Statement in Connection with
Proposed Merger with Celgene

Schedules April 12, 2019 Special Meeting of Stockholders to Vote on Transaction

NEW YORK –(BUSINESS WIRE)– Bristol-Myers Squibb Company (NYSE:BMY) today announced that it has filed definitive proxy materials with the U.S. Securities and Exchange Commission in connection with the Company’s pending merger with Celgene Corporation (NASDAQ:CELG). Bristol-Myers Squibb will commence mailing the joint proxy statement / prospectus to its stockholders on or about February 22.

The Bristol-Myers Squibb Special Meeting of Stockholders is scheduled to take place on April 12, 2019 at 10:00 a.m. Eastern Time. The meeting will be held at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022. All stockholders of record of Bristol-Myers Squibb common stock as of the close of business on March 1, 2019 will be entitled to vote their shares either in person or by proxy at the stockholder meeting.

The Bristol-Myers Squibb Board of Directors believes this combination is in the best interests of the Company and its stockholders, and recommends that stockholders vote “FOR” the approval of the issuance of shares of Bristol-Myers Squibb common stock in the merger, as well as all other proposals included on the enclosed WHITE proxy card, today.

As previously announced on January 3, 2019, the combination of Bristol-Myers Squibb and Celgene will create a leading focused specialty biopharma company that is well positioned to address the needs of patients with cancer, inflammatory and immunologic disease and cardiovascular disease through high-value innovative medicines and leading scientific capabilities. Highlights of the transaction include:

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The Celgene transaction is the natural next step in Bristol-Myers Squibb’s proven strategy that has consistently delivered results for over a decade. Through a disciplined approach to driving innovation, focusing on high-value opportunities and sourcing innovation externally to complement its internal portfolio and pipeline, Bristol-Myers Squibb has generated consistently strong growth and increased its dividend for 10 consecutive years. The combination with Celgene will create a leading biopharma with increased scale, while maintaining the same agility and a focus on delivering for patients in core disease areas of high-unmet medical need.

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The pipeline of the combined company provides significant near-, medium- and long-term opportunities for value creation. Bristol-Myers Squibb is acquiring Celgene’s robust and complementary pipeline at an attractive price. In addition to six expected near-term product launches representing more than $15 billion in revenue potential, the combination will greatly increase Bristol-Myers Squibb’s Phase I and II assets, which will provide the next set of registrational opportunities in core therapeutic areas. With an expanded set of scientific platforms and research capabilities, Bristol-Myers Squibb will be well positioned to discover and develop highly innovative medicines and accelerate these new options to patients through one of the highest-performing commercial organizations in the industry.

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Bristol-Myers Squibb is well positioned for 2025 and beyond with continued leadership across Oncology and a diversified portfolio of assets. The combined company will have a broad, balanced and earlier life-cycle marketed portfolio with a significantly higher number of opportunities across multiple diseases to drive the growth of Bristol-Myers Squibb in the second half of the decade. These opportunities will support financial strength for continued investment and innovation.

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The Celgene transaction is expected to generate meaningful financial benefits for all stockholders. With more than $45 billion of expected free cash flow generation over the first three full years post-closing, the combination will enable rapid debt reduction to de-lever the balance sheet and strengthen Bristol-Myers Squibb’s credit profile. Bristol-Myers Squibb expects to realize run-rate cost synergies of approximately $2.5 billion by 2022 from the combination, and the combined company is expected to grow revenue and EPS every year through 2025.

Bristol-Myers Squibb and Celgene continue to expect that the transaction will close in the third quarter of 2019, subject to approval by Bristol-Myers Squibb and Celgene stockholders and the satisfaction of customary closing conditions and regulatory approvals.

If Bristol-Myers Squibb stockholders have any questions or require assistance in voting their shares of Bristol-Myers Squibb stock, they should call MacKenzie Partners, Inc., Bristol-Myers Squibb’s proxy solicitor for its special meeting, toll-free at (800) 322-2885 or at (212) 929-5500.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit us at BMS.com or follow us on LinkedIn, Twitter, YouTube and Facebook.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please call MacKenzie Partners at the phone numbers listed below.

1407 Broadway, 27th Floor
New York, NY 10018

proxy@mackenziepartners.com

(212) 929-5500 or Toll-Free (800) 322-2885

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to the stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html. Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018 its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.

This communication also contains certain non-GAAP financial measures, adjusted to include certain costs, expenses, gains and losses and other specified items. Reconciliations of these non-GAAP financial measures to the most comparable GAAP measures are available on the company’s website at www.bms.com. A reconciliation of pro forma measures, however, is not provided due to no reasonably accessible or reliable comparable GAAP measures for certain pro forma measures and the inherent difficulty in forecasting and quantifying certain pro forma measures that are necessary for such reconciliation.

Contacts

Media:
Laura Hortas
609-252-4587
laura.hortas@bms.com

or

Andy Brimmer / Dan Katcher
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Investors:
Tim Power
609-252-7509
timothy.power@bms.com

or

Dan Burch
MacKenzie Partners, Inc.
212-929-5748
dburch@mackenziepartners.com